SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page
1 2 3

Copies of the disclosure letters we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the following:

a. Press release regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2007;

b. Appointment by the Audit Committee of Sycip Gorres Velayo & Company as the Company’s external auditors for 2007; and

c. Cash dividend declaration on the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

11 5 4

Exhibit 1

May 8, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2007.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

May 8, 2007

Securities & Exchange Commission

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s financial condition and results of operations for the three (3) months ended March 31, 2007.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN					816-8405
Contact Person					Company Telephone Number
1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D		N/A
Dept. Requiring this Doc.				Amended Articles Number/Section
Total Amount of Borrowings
2,188,364 As of March 31, 2007			N/A	N/A
				Total No. of Stockholders	Domestic	Foreign

------------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  8 May 2007

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 1

Press Release

CORE NET INCOME P8.4 BILLION UP 11% FROM PREVIOUS YEAR

FIRST QUARTER 2007 CONSOLIDATED NET INCOME AT P8.6 BILLION;

CELLULAR SUBSCRIBER BASE SHOOTS PAST 26 MILLION

•         Core net income at P8.4 billion, an increase of 11% from previous year’s P7.6 billion

•         Consolidated net income of P8.6 billion for the first quarter of 2007, matching last year’s reported net profit, despite lower foreign exchange gains

•         Consolidated EBITDA reaches P20.4 billion, up 3% from last year’s P19.9 billion; consolidated EBITDA margin at 62% of service revenues

•         Consolidated service revenues up 10% year-on-year to P33.0 billion; wireless service revenues increase 10% to P20.8 billion

•         Cellular net additions of 1.3 million for the period; subscriber base surpasses 26 million at the end of April 2007

•         Broadband continues strong growth as subscribers reach 327,000 and total revenue contribution from broadband and internet services surges 46% to P1.6 billion for the first three months of 2007

•         ePLDT core net income up 193% to P160 million

•         Net debt balance falls to approximately US$1.1 billion, a historic low, net debt to EBITDA at 0.5 times and net debt to free cash flow at 0.9 times.

•         Free cash flow at P17.5 billion despite higher capital expenditure

MANILA, Philippines, 8th May 2007 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced core net income, net of foreign exchange translation and derivative gains of P8.4 billion in the first three months of 2007, 11% over the core net income of P7.6 billion for the same period in 2006. Consolidated net profit in the first quarter of 2007 was steady at P8.6 billion. Consolidated service revenues increased by 10% to P33.0 billion, notwithstanding the 5% appreciation of the peso which negatively impacted 35% of the PLDT Group’s revenues that are dollar-linked. Consolidated EBITDA improved by 3% to P20.4 billion while EBITDA margin was at 62%.

Core earnings attributable to each common share reached P44 per share, an increase of 7% compared to P41 per share last year.

Consolidated free cash flow remained robust at P17.5 billion in the first quarter of 2007, despite the increase in capital expenditures. Consolidated capital expenditures for the first three months of 2007 totaled P5.9 billion and were primarily utilized on the continued roll out of Next Generation Network (“NGN”) lines which now number 230,000, increasing cellular capacity, expanding the wireless broadband network and investing in international cable capacity. Capital expenditures for the Group are expected to range between P20-22 billion in 2007.

Approximately P4.2 billion of our cash was utilized to pay down debt in the first quarter of 2007 with another P9.4 billion was used to pay out common dividends on 20th April 2007.

Exhibit 1

The Group’s consolidated balance sheet continued to strengthen with consolidated debt balances at US$1.67 billion. Net debt balance has fallen to an all-time low of US$1.1 billion after taking into account the common dividend payment made on 20th April 2007. Net debt to EBITDA and net debt to free cash flow ratios improved to 0.5 times and 0.9 times, respectively.

On 30th March 2007, Pilipino Telephone Corporation (“Piltel”) redeemed all of its outstanding unrestructured bonds amounting to US$690,000. Piltel pro-actively and successfully sought out holders and offered to purchase their remaining outstanding unrestructured bonds. These unrestructured bonds were part of the convertible bonds originally issued on July 17, 1996 by Piltel International Holdings Corporation, a wholly owned subsidiary of Piltel, and guaranteed by Piltel at a face value of US$183 million. From June 2001 to March 2004, holders of these convertible bonds agreed to participate in the Company’s debt restructuring plan until such time that only US$690,000 of the original notes remained unrestructured and unpaid. Piltel now has no outstanding borrowings.

Wireless: Pursuing Change

Consolidated wireless service revenues rose to P20.8 billion for the first three months of 2007, 10% higher than the P18.9 billion realized in the same period last year, with cellular subsidiaries, Smart Communications, Inc. (“Smart”) and Piltel continuing their solid performance. Service revenues in the first quarter actually exceeded service revenues in the fourth quarter of 2006 despite the increased usage normally associated with the holiday season during the latter. The increase is attributed to the combined impact of a 12% growth in cellular data, an 8% improvement in cellular voice revenues and the 245% increase in wireless broadband revenues.

Consolidated wireless EBITDA improved by 9% to P13.5 billion in the first quarter of 2007 from P12.3 billion for the same period in 2006 while EBITDA margins remained stable at 65%.

The PLDT Group’s total cellular subscriber base for the quarter grew by 1.3 million to 25.5 million. Smart recorded net additions of approximately 887,000 subscribers while Talk ‘N Text added about 421,000 subscribers to end the first three months of 2006 with 18.1 million and 7.4 million subscribers, respectively. In April 2007, Smart and Piltel added another 500,000 subscribers resulting in their combined subscriber bases surpassing the 26 million mark.

Smart’s extensive infrastructure and robust platform enable it to continue being the leader in developing innovative voice and text packages that offer the most value and variety to its customers.

On 29th April 2007, Smart Remit successfully tested its text-based remittance service with selected OFWs in Bahrain. These OFWs were able to send remittances to their beneficiaries in the Philippines, check the balance of their local accounts and determine how much their remittance would amount to in Philippine pesos using their

Exhibit 1

cell phones. Smart Remit is the lead-off service emanating from Smart’s announcement at the 3GSM Congress in Barcelona last February 2007 that it would soon launch pilot projects in the Middle East and Europe offering low-cost remittance services using its mobile phone-based financial services platform. A commercial launch is expected within the year.

Smart Money, Smart’s award-winning mobile commerce platform, continues to serve as the foundation and launch pad for building new businesses as Smart signs up more domestic partner banks such as Rizal Commercial Banking Corporation, the Development Bank of the Philippines, Land Bank of the Philippines and forges tie-ups with leading institutions such as Gawad Kalinga, MetroPass Systems, Inc. and Multi-National Transport Corporation.

Smart’s wireless broadband service, bannered under SmartBro, has grown its wireless broadband subscriber base to about 164,000 by the end of March 2007, adding 42,000 new subscribers in the quarter. Smart now has close to 2,600 wireless broadband-enabled base stations providing high-speed internet access to over 500 cities and municipalities all over the Philippines. Wireless broadband revenues grew 245%, from P120 million in the first quarter of 2006 to P414 million in the first quarter of 2007. Smart Bro is an integral part of the PLDT Group’s strategy to be at the forefront of “broadbanding” the country.

“It may not be immediately obvious but we are constantly devising new services and retooling older ones. We now have products such as LAHATxt and Gaan Load that offer text bundles across all networks. We capitalize on what we have, such as our network and our platforms, and what we know, in this case the market and its dynamics, to do what we do best – create value for our customers," said Napoleon L. Nazareno, President and CEO.

PLDT Fixed Line: Managing Change

Fixed Line service revenues decreased by 3% to P11.8 billion in the first quarter of 2007 from P12.2 billion in the first quarter of 2006 as the increase in broadband and corporate data revenues was offset by the decline in our traditional fixed line revenues. Our dollar-linked revenues arising from the local exchange and ILD businesses continue to be adversely impacted by the appreciation of the average US dollar/peso exchange rate. Had the Peso not appreciated by 5% in the first three months of 2007, Fixed Line revenues would have declined by 1% year-on-year.

Retail DSL continued to grow as broadband subscribers reached approximately 152,000 at the end of March 2007 with another 300,000 subscribers using our Vibe dial-up Internet service. PLDT DSL and Vibe contributed P956 million in revenues for the first three months of 2007, up 14% from P838 million for the same period in 2006.

Fixed Line EBITDA in 2006 declined to P6.5 billion in line with the decrease in revenues and increases in certain cash operating expenses; EBITDA margin was also lower at 55%.

Exhibit 1

"The Fixed Line business continues to be challenging as our traditional voice services such as the local exchange, ILD and NLD, remain under pressure. Our bright spot is the data business, both corporate and retail, and this is why we are committed to rolling out the next generation network or NGN. NGN will allow us to further spur the growth of our data businesses and at the same time, facilitate more efficient networks and processes that will eventually enable us to improve the cost structure of the business," declared Nazareno.

On 2nd May 2007, PLDT disclosed that it would be a lead investor in the Asia–America Gateway Cable System (“AAG”), Southeast Asia’s first submarine cable system that will directly link the region to the United States. The AAG will bypass certain earthquake-prone areas and provide seamless interconnection with other major cable systems connecting Europe and Australia. It is expected to meet the forecasted explosive growth in bandwidth requirements for new broadband applications, supporting the PLDT Group’s strategy in aggressively growing the broadband market in the Philippines. The 20,000-kilometer long undersea cable system is expected to carry commercial traffic by the fourth quarter of 2008.

ePLDT: Refining its Focus

ePLDT, the Group’s information and communications technology arm, reported service revenues of P2.4 billion for the first three months of 2007, a 198% increase from P813 million last year, driven by the strong growth in its call center business (ePLDT Ventus) and the consolidation of SPi Technologies, Inc. (SPi), after its acquisition in July 2006. ePLDT’s revenues now account for 7% of the PLDT Group’s consolidated revenues.

EBITDA grew 185% to P403 million in the first quarter of 2007 from P141 million in the first quarter of 2006. EBITDA margin was stable at 17% and improved from the full year 2006 margin of 13%.

Consolidated call center revenues increased 39% to P782 million as a result of improved capacity utilization and billable hours, for new and existing clients, and despite the appreciation of the peso. ePLDT Ventus now operates seven facilities with combined seats of 5,720 and an employee base of 5,990. ePLDT Ventus has expanded its client base to include Fortune 500 companies in the pharmaceutical, retail, financial services and electronics industries.

SPi, on the other hand, generated revenues of P1.3 billion in the first three months of 2007, of which 37% came from its legal and publishing business and another 26% from the healthcare business. Its recent acquisition of Springfield, a US-based medical billing and accounts receivable management service provider, is expected to boost its healthcare business as it completes its revenue cycle management offering.

Exhibit 1

“ePLDT Ventus is fast gaining recognition as a leading provider of voice services in the Philippines. The recent expansion of its clientele to include Fortune 500 companies only affirms this well-deserved reputation. After its recent acquisitions, we expect SPi to focus on consolidating its businesses and rationalizing its operations. We therefore anticipate seeing not only increased revenue contributions from SPi but improving margins as well,” said Ray C. Espinosa, ePLDT President and CEO.

Outlook for 2007

“The PLDT Group’s core income of P8.4 billion in the first quarter bodes well for the rest of 2007. Our wireless business continues to outperform, growing its revenues by 10% compared with the earlier guidance of mid-single digit growth. After breaching the 25 million subscriber mark in mid-February, our cellular subscriber base surpassed 26 million at the end of April - contrary to expectations that the cellular market was nearing saturation. Our traditional fixed services remain challenging but we are extremely positive about our wireline and wireless broadband business which continue to demonstrate robust subscriber take up. Both will continue to grow in importance to our overall business in terms of profit contribution and growth prospects. Our call center business has maintained its impressive results with its organic growth and stable margins and we look forward to SPi’s improved performance especially as it takes on a larger role in ePLDT’s operations. In that light, we now expect to meet the top end of our earlier earnings guidance of P32-33 billion. Cash flows remain strong and we remain committed to our previous guidance of an increased dividend payout of 70%, half of which we anticipate to declare when we announce our first half results in August. During the course of the year, we will continue to look at investment areas that can provide ways to expand growth. In the event such opportunities do not arise or when they do, prove unattractive, we will consider the option of returning additional cash to our shareholders in the most efficient manner possible,” concluded Chairman Manuel V. Pangilinan.

###

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Anna V. Bengzon Ramon R. Isberto

Tel No: 816-8213 Tel No: 816-8024 Tel No: 511-3101

Fax No: 844-9099 Fax No: 810-7138 Fax No: 893-5174

Exhibit 1

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

Exhibit 2

May 8, 2007

Philippine Stock Exchange

Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C regarding the appointment of Sycip, Gorres Velayo & Company as the Company’s external auditors for 2007.

This shall serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

May 8, 2007

Securities and Exchange Commission

SEC Building

EDSA, Mandaluyong City

Attention: Atty. Justina F. Callangan

Director, Corporations Finance Dept.

Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C regarding the appointment of Sycip Gorres Velayo & Company as the Company’s external auditors for 2007.

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,188,354 As of March 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

----------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

5.                  May 8, 2007

(Date of earliest event reported)

6.                  SEC Identification Number PW-55

7.                  BIR Tax Identification No. 000-488-793

8.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 2

We advise that at the meeting of the Board of Directors of the Company held on May 8, 2007, the Board confirmed the appointment by the Audit Committee of Sycip Gorres Velayo & Co. as the Company’s external auditors to audit the financial statements of the Company for the year 2007.

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE

TELEPHONE COMPANY

By:

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 8, 2007

Exhibit 3

May 8, 2007

Philippine Stock Exchange

4/F Philippine Stock Exchange Center

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head – Disclosure Department

Gentlemen:

In compliance with the disclosure requirements of the Philippine Stock Exchange, we advise that during the meeting of the Board of Directors of our Company on May 8, 2007, a total cash dividend of P12,420,000.00 was declared, out of the unrestricted retained earnings of the Company as of December 31, 2006, on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2007, payable on June 15, 2007 to the holder of record on May 25, 2007.

Thank you.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 3

COVER SHEET

P	W	-	5	5
SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8405
Contact person	Contact Telephone No.

1	2	3	1	SEC FORM 17-C	0	6	Every 2nd Tuesday
Month		Day		FORM TYPE	Month		Day
Fiscal Year					Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles Number/Section

Total Amount of Borrowings
2,188,364 As of March 31, 2007	NA	NA
Total No. of Stockholders	Domestic	Foreign

--------------------------------------------------------------------------------------------------------------

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 3

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

9.                  8 May 2007

Date of Report (Date of earliest event reported)

10.              SEC Identification Number PW-55

11.              BIR Tax Identification No. 000-488-793

12.              PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8405

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

11.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

_____________________________________________________________

_____________________________________________________________

_____________________________________________________________

Exhibit 3

Item 9 (Other Events)

We disclose that the Board of Directors of Philippine Long Distance Telephone Company (the “Company”), at its meeting held on May 8, 2007, a total cash dividend of P12,420,000.00 was declared, out of the unrestricted retained earnings of the Company as of December 31, 2006, on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock, for the quarter ending June 15, 2007, payable on June 15, 2007 to the holder of record on May 25, 2007.

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY By: /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

May 8, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: May 8, 2007